

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2023

James Crotty
Chief Executive Officer
Bancorp 34, Inc.
8777 E. Hartford Drive, Suite 100
Scottsdale, Arizona 85255

   Re: Bancorp 34, Inc.
     Amendment No. 2 to Registration Statement on Form S-4
     Filed on November 6, 2023
     File No. 333-273901

Dear James Crotty:

   We have reviewed your amended registration statement and have the following comment(s).

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 2, 2023 letter.

Amendment No. 2 to Form S-4 filed November 6, 2023

Exclusive Forum Provision, page 249

1. We note your response to our prior comment 14 and reissue in part. We note that your forum selection provision identifies a state or federal court located within the state of Maryland for certain litigation, including any "derivative action." Please clarify if the exclusive forum provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please also similarly revise under your risk factor "The Bancorp 34 articles of incorporation," at page 64.

Signatures, page II-4

2.   Please also include a signature for your controller or principal accounting officer. See Instruction 1 to Signatures, on Form S-4. If someone is signing in more than one capacity, indicate each capacity in which he signed.

Please contact Sarmad Makhdoom at 202-551-5776 or Michael Henderson at 202-551-3364 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or Susan Block at 202-551-3210 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance